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Vienna International Airport

Flughafen Wien AG: 11.3% increase in traffic during 2007
20 million passengers now expected in 2008

- Traffic in 2007: +11.3 %
- Strong development of traffic to Middle East: +18.5 %
- Increase in travel to Eastern Europe: +24.8 %
- Growth of low-cost carriers: +57.2 %
- 20 million passengers now expected in 2008 (instead of 2010)
- Forecast for passenger volume in 2008: +8.0 %

With an increase of 11.3% in the number of passengers for 2007, Vienna International Airport clearly exceeded the European average of 5.6 %[1] as well as its own forecast of 8.0%. This development has led Flughafen Wien AG to issue a new forecast for 2008: +8.0% in passengers, +6.0% in maximum take-off weight (MTOW) and +6.0% in flight movements. "We now expect to welcome our 20-millionth passenger at Vienna International Airport this year – a full two years earlier than planned in our long-term forecast", indicated **Herbert Kaufmann**, member and speaker of the Management Board of Flughafen Wien AG, at a press conference on 17 January in Vienna.

A total of 18.8 million passengers were handled in 2007, which represents an increase of 1.9 million over the previous year. This growth was responsible for the creation of roughly 2,000 new jobs at the airport location. Through the development of the low-cost carriers, Vienna International Airport also provides key support for tourism in the eastern region of Austria.

The highlights for 2007 included the strong development in passenger traffic to the Middle East – with a plus of 18.5% over the previous year – as well as an increase in travel to Eastern Europe (+24.8%) and the growth of the low-cost carriers (+57.2%). Vienna International Airport also recorded a plus of 8.6% in maximum take-off weight, 7.3% flight movements and 2.5% in cargo (incl. trucking).

Vienna International Airport closed 2007 with excellent marks for punctuality, ranking among the top five in a comparison of 27 European airports. Among the hubs with comparable shares of transfers, Vienna offers the best on-time service.

In 2007 Vienna International Airport handled 18,768,468 passengers on 254,870 take-offs and landings. A major driver for the strong growth in passenger volume was the positive development of the low-cost carriers. These airlines transported 3,505,954 passengers during the previous year, which represents an increase of 57.2%.

The leader among the low-cost carriers was Air Berlin with 1,257,972 passengers, followed by NIKI with 1,033,343 and SkyEurope with 633,663. Eight low-cost carriers serviced Vienna during 2007.

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[1] Source: ACI for the period January – November 2007

Top destinations in 2007: Western Europe – Frankfurt, Eastern Europe – Moscow, Long-haul routes – Bangkok

A total of 68 airlines included Vienna International Airport in their scheduled flight plans during 2007. The number of scheduled destinations equalled 192.
The highest share of passengers in this traffic segment, which was responsible for 95.9% of the total volume at Vienna International Airport, was recorded by Frankfurt with 432,811 passengers, followed by London with 400,831 passengers and Paris with 359,469 passengers.

The ranking for Eastern Europe shows Moscow with 150,327 passengers, followed by Bucharest with 148,310 and Sofia with 128,482.

The most passengers on long-haul flights were recorded by Bangkok with 107,156, followed by Washington with 82,823 and Tokyo with 81,496.

Largest share of passengers for the Austrian Airlines Group
A ranking of the airlines by the number of passengers carried is led by the Austrian Airlines Group with 52.6%, Air Berlin with 6.7%, NIKI with 5.5%, Lufthansa with 5.3% and SkyEurope with 3.4%.

The average seat occupancy (charter and scheduled flights) rose from 68.5% in 2006 to 69.2% for 2007.

2.5% plus in cargo
Cargo turnover of 272,362 tonnes represented an increase of 2.5%. Air cargo recorded a plus of 2.1% with 191,789 tonnes, while trucking volume rose by 3.4% to 80,573 tonnes.

Strong results for international investments
Košice Airport recorded excellent results for 2007, with a total of 443,448 passengers and an increase of 29%. Malta Airport handled 2,974,582 passengers during the past year, which reflects an improvement of 9.8%. Friedrichshafen Airport reported a total of 655,689 passengers and a slight minus of 0.3%.

Outlook
Flughafen Wien AG has adjusted its forecasts to reflect the strong development of traffic during 2007: the new forecasts show an expected increase of 8.0% in passengers, 6.0% in maximum take-off weight (MTOW) and 6.0% in flight movements The average growth rate is expected to equal 6.0% for 2009 to 2010, and 5.3% for the years 2011-2015.

As of 1 January 2008 the landing tariff, parking tariff and airside infrastructure tariff were reduced by 0.1%, and the passenger tariff and landside infrastructure tariff were reduced by 1.04%.

For additional information contact: Group Communications Flughafen Wien AG

Michael Kochwalter (+43-1-) 7007-22300
Brigitta Pongratz (+43-1-) 7007-22399
Birgit Fehsler (+43-1-) 7007-22254
Elisabeth Kern (+43-1-) 7007-23000
m.kochwalter@viennaairport.com
b.pongratz@viennaairport.com
b.fehsler@viennaairport.com
e.kern@viennaairport.com

FILE NO. 82-3907

Facts and Figures 2007

		in % vs. 2006
Passengers (total)	**18,768,468**	**11.3%**
Thereof		
Transfer passengers	5,991,884	5.6%
Flight movements	**254,870**	**7.3%**
MTOW	**7.347,754**	**8.6%**
Air cargo	191,789	2.1%
Trucking	80,573	3.4%
Air cargo and trucking	**272,362**	**2.5%**

SCHEDULED TRAFFIC	**Passengers***	**in % vs. 2006**
Europe	**7.722.417**	**16.0%**
Thereof		
Eastern Europe	1,609,214	24.8%
Western Europe	6,113,203	13.8%
Far East	**503,086**	**-17.3%**
Middle East	**386,997**	**18.5%**
North America	**260,609**	**15.2%**
Africa	**127,420**	**22.6%**
South America	**584**	**-94.8%**

Key Destinations

			Passengers*	in % vs. 2006
Eastern Europe	Nr.1	Moscow	150,327	32.4%
Western Europe	Nr.1	Frankfurt	432,811	19.2%
Far East	Nr.1	Bangkok	107,156	6.8%
Long-haul	Nr.1	Bangkok	107,156	6.8%
Charter	Nr.1	Antalya	74,625	-13.3%

* Departing passengers

END